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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                View Tech, Inc.

                                (Name of Issuer)

                        Common Stock, $0.0001 par value

                         (Title of Class of Securities)

                                  926707-10-0

                                 (CUSIP Number)

                                William M. McKay
                            Chief Financial Officer
                                View Tech, Inc.
                                 950 Flynn Road
                              Camarillo, CA 93012
                                 (805) 482-8277

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 29, 1996
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (see Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing
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CUSIP NO. 926707-10-0                13D                       PAGE 2 OF 5 PAGES
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information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
Persons

       Franklin A. Reece, III
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(2) Check the Appropriate Row if a Member of a Group (See Instructions) (a)  /X/
                                                                        (b)  /_/
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(3) SEC Use Only

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(4) Source of Funds

     OO
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

     N/A
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(6) Citizenship or Place of Organization

     US citizen
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Number of           (7) Sole Voting Power   73,602
Shares                                   ------------------------------------
Beneficially
Owned by            (8) Shared Voting Power    489,061
Each                                       ----------------------------------
Reporting
Person With         (9) Sole Dispositive Power   73,602
                                              -------------------------------

                   (10) Shared Dispositive Power    489,061
                                                -----------------------------

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CUSIP NO. 926707-10-0                13D                       PAGE 3 OF 5 PAGES
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

  562,663
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

  N/A
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(13) Percent of Class Represented by Amount in Row (11)

  9.9%
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(14) Type of Reporting Person (See Instructions)            IN
                                                --------------------------------

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CUSIP NO. 926707-10-0                13D                       PAGE 4 OF 5 PAGES
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ITEM 1.  SECURITY AND ISSUER

  This Schedule 13D relates to the acquisition by Franklin A. Reece, III of common stock, $0.0001 par value ("Common Stock") of View Tech, Inc.("View Tech") in exchange for Mr. Reece's shares in USTeleCenters, Inc., a Massachusetts corporation ("UST"). Included in the number of shares listed in Item 5 below are options to acquire 73,602 shares of View Tech Common Stock that Mr. Reece received in exchange for his options to acquire shares in UST.

  View Tech's principal executive offices are located at 950 Flynn Road, Camarillo, California 93012.

ITEM 2.  IDENTITY AND BACKGROUND

  (a)  Franklin A. Reece, III

  (b)  USTeleCenters, Inc.
       745 Atlantic Avenue
       Boston, MA  02111
       (617) 345-8101

  (c) Mr. Reece is currently president of USTeleCenters, Inc., a Delaware corporation and wholly owned subsidiary of View Tech ("USTeleCenters"). USTeleCenters is a single source provider of voice, video, and data equipment, network services, and bundling telecommunications solutions for business customers.

  USTeleCenters' principal executive offices are located at 745 Atlantic Avenue, Boston, MA 02111.

  (d)  Not applicable.

  (e)  Not applicable.

  (f)  American.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

  On November 29, 1996, UST merged with and into USTeleCenters (the "Merger").
In connection with the Merger, Mr. Reece exchanged 1,993,400 shares of UST common stock and options to acquire 300,000 shares of UST common stock for 489,061 shares of View Tech Common Stock and options to acquire 73,602 shares of View Tech Common Stock, respectively. Mr. Reece owned his shares in UST free and clear of any encumbrances.
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CUSIP NO. 926707-10-0                13D                       PAGE 5 OF 5 PAGES
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ITEM 4.     PURPOSE OF TRANSACTION.

  Reference is made to View Tech's Form S-4 (SEC File No. 333-13459), which is incorporated herein by this reference, for a description of the reasons for the Merger.

  Mr. Reece has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a) Mr. Reece beneficially owns 562,663 shares of View Tech Common Stock, which includes options to acquire 73,602 shares of View Tech Common Stock.
These options are fully vested and currently exercisable. If the options are exercised, Mr. Reece's share holdings will represent approximately 9.9% of View Tech's outstanding Common Stock. This percentage is based upon Mr. Reece's own knowledge, and not upon filings with the Securities and Exchange Commission, because such filings do not include the final exchange ratio that the former UST shareholders, including Mr. Reece, received for his UST common stock.

  (b) Mr. Reece has sole voting and dispositive power with respect to 73,602 shares, and shared voting and dispositive power with respect to 489,061 shares of View Tech Common Stock.

  (c) No transactions in the View Tech Common Stock were effected prior to the Merger referred to in Item 3 above.

  (d) Not applicable.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Franklin A. Reece, III and Joyce R. Reece are husband and wife and hold 489,061 shares of View Tech Common Stock as joint tenants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1 Joint Filing Agreement dated December 9, 1996 between Franklin A. Reece, III and Joyce R. Reece
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SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 9, 1996

                                        /s/ Franklin A. Reece, III
                                        ---------------------------
                                        Franklin A. Reece, III



                                        /s/ Joyce R. Reece
                                        ------------------
                                        Joyce R. Reece
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                             JOINT FILING AGREEMENT

  Joint Filing Agreement dated as of December 9, 1996, by and among Franklin A. Reece, III and Joyce R. Reece, both individuals (collectively referred to herein as the "Reeces").

1. The Reeces hereby agree to jointly file a Schedule 13D with respect to the acquisition of shares of common stock, par value $0.0001, of View Tech, Inc., a Delaware corporation ("View Tech"), by the Reeces.

2. The Reeces acknowledge that they may be deemed a "group" with respect to the shares held by them as joint tenants.

3. Each of the Reeces acknowledge and agree that each is responsible for the filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein.



                                        /s/ Franklin A. Reece, III
                                        --------------------------
                                        Franklin A. Reece, III



                                        /s/ Joyce R. Reece
                                        ------------------
                                        Joyce R. Reece